ASL CAPITAL MARKETS INC.
(SEC I.D. No 8-69872)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report has been filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69872

FACING PAGE
**Information Required of Brokers and Dealers Pursuance to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____**07/01/2019**____AND ENDING____**06/30/2020**____

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **ASL Capital Markets Inc.**

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____**600 Summer Street**____

____**Stamford**_____**CT**_____**06901**____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____**Mr. Robert K. Tuite**_____**(203) 388-2955**____

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____**Ernst & Young LLP**____

____**300 1st Stamford Place**____

____**Stamford**_____**CT**_____**06902**____

CHECK ONE:
- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB control number**.

SEC 1410 (06-02)

AFFIRMATION

I, **Robert K. Tuite**, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to ASL Capital Markets Inc. (the "Company"), as of June 30, 2020 is true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.



                                                 Robert K. Tuite
                                                 Chief Financial Officer
                                                 August 21, 2020

8/21/2020

_____
Notary Public
PATRICK JAMES LINAHAN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 23, 2023

This report** contains (check all applicable boxes)

(x) (a) Facing Page.

(x) (b) Statement of Financial Condition.

( ) (c) Statement of Income (Loss).

( ) (d) Statement of Changes in Financial Condition.

( ) (e) Statement of Changes in Stockholder's Equity.

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

( ) (g) Computation of Net Capital.

( ) (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.

( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(x) (l) An Oath or Affirmation.

( ) (m) A copy of the SIPC Supplemental Report.

( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).*

ASL CAPITAL MARKETS INC.

TABLE OF CONTENTS



Ernst &Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of ASL Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ASL Capital Markets Inc. (the Company) as of June 30, 2020, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Ernst + Young LLP

August 21, 2020

ASL CAPITAL MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2020

ASSETS

Cash	$	15,652,099
Cash segregated under federal and other regulations		500,795
Securities purchased under agreements to resell		23,938,727,395
Receivables from brokers, dealers, clearing organizations and others		346,479,128
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $375,529)		488,464
Deferred tax assets		190,000
Other assets		1,339,514
Total assets	$	24,303,377,395

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Financial instruments sold, not yet purchased, at fair value	$	70,148,793
Securities sold under agreements to repurchase		24,046,806,383
Payables to brokers, dealers, clearing organizations and others		132,568
Payable to Parent		1,322,348
Accounts payable, accrued expenses and other liabilities		2,063,718
Total liabilities		24,120,473,810
Stockholder's equity		182,903,585
Total liabilities and stockholder's equity	$	24,303,377,395

See accompanying notes to Statement of Financial Condition.

ASL CAPITAL MARKETS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2020

_____

1. ORGANIZATION AND NATURE OF BUSINESS

ASL Capital Markets Inc. (the "Company") is a wholly-owned subsidiary of Aladin Secured Lending, Inc. (the "Parent"). The Company is organized as a Delaware corporation. The Company was formed to create and manage a matched book of repurchase and reverse repurchase transactions collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities on a self-clearing basis. In May 2019, the Company began to transact in U.S. Treasury securities as principal ("Cash Trading Desk").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is also a member of the Securities Investor Protection Corporation. The Company is currently a registered broker-dealer in fifty U.S. states and territories. The Company is a clearing member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation/Use of Estimates — The accompanying Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities at the date the Statement of Financial Condition has been issued. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes. The Company has no cash equivalents as of June 30, 2020.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase — Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. The Company nets certain reverse repos and repos with the same counterparty and maturity date in the accompanying Statement of Financial Condition where net presentation is permitted under U.S. GAAP. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Counterparties are principally REIT's, broker-dealers, hedge funds and other financial institutions. Any accrued interest receivable and accrued interest payable on outstanding reverse repurchase and repurchase

transactions are included in Securities purchased under agreements to resell, or Securities sold under agreements to repurchase, accordingly, in the Statement of Financial Condition.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value—Financial instruments owned and financial instruments sold, not yet purchased, are recorded on trade date at fair value. Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value consist primarily of proprietary securities and are recorded on a trade date basis. These securities are stated at fair value in the Statement of Financial Condition. Accrued interest on these securities is recorded in Financial instruments owned, at fair value, or Financial instruments sold, not yet purchased, on the Statement of Financial Condition

Depreciation and Amortization — Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of five to seven years. Furniture and fixtures are depreciated using the straight-line method over a useful life of seven years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Software is amortized on a straight-line basis over a useful life of 36 months.

Income Taxes — The Company files a consolidated U.S. income tax return and a combined Connecticut state income tax return with the Parent. The Company's income tax provision is calculated and recorded in accordance to a tax sharing agreement with the Parent that is based on separate company reporting as if the Company were to file its income tax returns on a stand-alone basis. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and liabilities ("DTLs") for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, DTAs and DTLs are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. The Company recognizes DTAs to the extent that management believes these assets are "more-likely-than-not" to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would not be able to realize its DTAs in the future, a valuation allowance ("VA") would be established against the DTAs.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits, and accrued interest and penalties are included within Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

In accordance with the tax sharing agreement between the Company and its Parent, in the case that the calculation of taxable income for the Company results in a net operating loss, the Company is entitled to a refund from Parent in the amount equal to the amount by which the net operating loss reduces the amount of tax the that would be imposed (i.e. the "income tax benefit value") on the Parent in filing of its consolidated federal and state tax returns. In this event, a computed net operating loss for the

Company is recorded as a receivable from Parent when the collectability of such receivable is deemed to be realizable.

3. **NEW ACCOUNTING STANDARDS**

In February 2016, the FASB issued ASU 2016-2, *Leases*. This ASU requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users to better understand the amount, timing and cash flows arising from leases. In connection with the new FASB standard, effective July 1, 2019, the Company recorded a right to use asset, which is included in Other assets, and related lease liability, which is included in Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition at June 30, 2020.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). This ASU changes the impairment model for most financial assets and certain other instruments. The new model requires the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses for losses on trade and other receivables, held-to-maturity debt securities, loans and other instruments held at amortized cost, as well as requiring certain recurring disclosures. This ASU has been further amended by ASU 2019-11, *Codification Improvements to Topic 326, Financial Instruments – Credit Losses*, for the purposes of clarifying or addressing specific issues with the guidance of ASU 2016-13. These ASUs are effective for public business entities for fiscal years beginning after December 15, 2019, with early adoption permitted for annual periods or interim periods beginning after December 15, 2018. Upon adoption, the Company does not believe there will be a material impact on the Statement of Financial Condition.

In December 2019, the FASB issues ASU No. 2019-12*, Income Taxes: Simplifying the Accounting for Income Taxes.* The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance, including (a) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; (b) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; and (c) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is evaluating the impact that the standard will have on the Statement of Financial Condition.

4. **CASH**

Cash consists of cash held at two large unaffiliated financial institutions, and a portion of the cash balance exceeds the Federal depository insurance coverage limit at June 30, 2020. As of June 30, 2020, the Company's cash balance amounted to $15,652,099.

In accordance with SEC Rule 15c3-3, the Company, as a broker-dealer that transacts with customers as part of its Cash Trading business, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers. At June 30, 2020, the balance was $500,795. In addition, the Company pledged U.S. treasury securities received as collateral from securities purchased under agreements to resell transactions with a market value of $567,438 to the same segregated account.

5. **RECEIVABLES AND PAYABLES**

Receivables from Brokers, Dealers, Clearing Organizations and Others and Payables to Brokers, Dealers, Clearing Organizations and Others

Receivables from brokers, dealers, clearing organizations and others consist primarily of participant's fund requirements with the FICC, fails to deliver with broker and dealers, and receivables from counterparties other than reverse repo balances. Amounts receivable from brokers, dealers, clearing organizations and others at June 30, 2020, primarily represent receivables from counterparties related to pending trade settlements of $309,964,542 and amounts due from FICC of $36,511,069.

Payables to brokers, dealers, clearing organizations and others at June 30, 2020, consist of broker fails to receive on settlement of repo transactions of $87,000 and amounts payable to customers related to repo transaction settlement fail charges of $45,568.

6. **COLLATERALIZED TRANSACTIONS**

The Company enters into reverse repo and repo transactions to engage in U.S. Agency mortgage-backed and U.S. Treasury matched book trading activities. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. These agreements provide the Company with the right, in the event of default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. The legal enforceability of the agreements are taken into account in the Company's risk management practices and application of counterparty credit limits. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

The Company receives cash or securities as collateral under reverse repo and repo agreements. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities are used to secure repos. At June 30, 2020, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $60.6 billion, which was substantially rehypothecated to third parties. Included in Securities purchased under agreements to resell are $7.7 billion in General Collateralized Financings ("GCF") reverse repo trades done with FICC.

Approximately 94% of our collateralized transactions have maturities of three months or less as of June 30, 2020, with the remaining transactions having maturities of up to seven months.

The following table presents information about the offsetting of reverse repos and repos and related collateral amounts as of June 30, 2020:

	Gross Amounts (in millions)	Amounts Offset in the Statement of Financial Condition (in millions)	Net Amounts Presented in the Statement of Financial Condition (in millions)	Amounts Not Offset in the Statement of Financial Condition (in millions)	Net Amount (in millions)
Assets					
Securities purchased under agreements to resell	$ 60,398	$ (36,459)	$ 23,939	$ (23,939)	$ -
Liabilities					
Securities sold under agreements to repurchase	$ 60,506	$ (36,459)	$ 24,047	$ (24,047)	$ -

7. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments at Fair Value

In determining fair value, the Company maximizes the use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based upon market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value include U.S. Government securities and are measured based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. At June 30, 2020, the Company had $0 in financial instruments owned, at fair value, and sold short $70,148,793 in U.S. Treasury securities and is included in Financial Instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments Not Recorded at Fair Value

Securities purchased under agreements to resell/securities sold under agreements to repurchase include reverse repurchase agreements (securities purchased under agreements to resell) and repurchase agreements (securities sold under agreements to repurchase). These agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be resold/repurchased plus accrued interest. The Company's matched book generally has a maturity of under three months and are collateralized by US Agency mortgage backed and US Treasury securities. Accordingly, the carrying value of reverse repos/repos approximates fair value (categorized as Level 2 of the fair value hierarchy).

Receivables from brokers, dealers, clearing organizations and others, payables to brokers, dealers, clearing organizations and others and *accounts payable, accrued expenses and other liabilities* are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These accounts are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

8. RISK MANAGEMENT

The Company's U.S. Treasury Cash Trading and U.S. Agency mortgage-backed securities and U.S. Treasury securities matched book financing portfolios are managed with a view towards the risk and profitability of the portfolios.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market Risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading and client facilitation activities, where most of the Company's Value-at-Risk ("VaR") is generated.

Sound market risk management is an integral part of the Company's culture. The U.S. Treasury Cash Trading Desk is responsible for ensuring that market risk exposures are well managed within agreed limits. Risk management ensures these risks are measured and closely monitored and are made transparent to senior management. To execute these responsibilities, Market Risk monitors the

Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Global government-imposed shelter-in-place restrictions and continued uncertainties around the length and severity of the economic and public health impacts of COVID-19 have created a much more volatile operating environment that has, and will likely continue to have, an adverse effect on the Company's business, employees, and clients.

Effective management of market risk requires the ability to analyze complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company is actively monitoring the impact of the COVID-19 pandemic on market risk exposures by leveraging existing measures and controls. Models used to measure market risk are inherently imprecise and may be limited in their ability to measure certain risks or predict losses. This impression may be heightened when sudden or severe shifts in market conditions occur, such as those observed during the COVID-19 pandemic.

Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including REIT's, broker dealers, hedge funds, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

The Company has a concentration of credit risk with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions with other FICC members in the reverse repo and repo market.

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties.

The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk. The Company's Credit and Risk department is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by professionals through a Risk Committee, comprised of senior management across Executive management, Market Risk, Credit Risk, and Finance.

9. INCOME TAXES

The Company's current and deferred tax expense is calculated using (1) the U.S. federal statutory rate of 21%, plus (2) the Connecticut effective rate of 5.925%, adjusted down from the Connecticut statutory rate of 7.5% due to the deductibility of state tax in computing federal income tax

The Company's DTAs and DTLs are also calculated using the U.S. federal statutory rate and state effective rate discussed above. The components of the Company's DTAs and DTLs as of June 30, 2020, are as follows:

	Federal	State	Total
Deferred tax assets			
Start-up costs	$ 213,000	$ 60,000	$ 273,000
Total	213,000	60,000	273,000
Deferred tax liabilities			
Furniture, equipment & leasehold improvements	(65,000)	(18,000)	(83,000)
Total	(65,000)	(18,000)	(83,000)
Net deferred taxes before valuation allowance	148,000	42,000	190,000
Valuation allowance	-	-	-
Net deferred taxes	$ 148,000	$ 42,000	$ 190,000

The Company released its full VA as previously assessed on its total DTA balance, which resulted in a current year decrease of $253,928 during the period to $0. The Company fully released the VA on its DTAs during the year as management believes it is more likely than not that the full DTA will be realized as a result of the Company's prior year, current year, and expected future profitability.

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal and state returns for the short period ended June 30, 2017, and for the fiscal years ended June 30, 2018, and June 30, 2019, remain open under the statute of limitations.

The Company does not have any unrecognized tax benefits as of June 30, 2020, and does not expect this amount to significantly change in the next twelve months.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of June 30, 2020:

Furniture and fixtures	$	171,686
Office equipment		259,207
Leasehold improvements		4,863
Software		428,237
Total, at cost		863,993
Accumulated depreciation and amortization		(375,529)
Total, net	$	488,464

11. COMPENSATION PLAN

The Company maintains a 401(k) plan with a match (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary contributions by the Company and voluntary contributions by the participants.

12. BORROWINGS

The Company has a $50 million secured borrowing facility with a multinational retail and commercial bank. At June 30, 2020, the Company had no outstanding borrowings on this facility. In addition, the Company has an uncommitted secured $50 million facility under a master repurchase agreement with a regional US commercial bank. Both facilities bear interest at market rates. The Company pays annual commitment fees for any unused portion of each facility at market rates.

13. STOCKHOLDER'S EQUITY

Contributions of capital are recognized when received. Dividends are recognized when declared. During the year ended June 30, 2020, the Company received $25,000,000 in capital contributions from the Parent. In addition, the Company declared and paid a dividend through retained earnings of $4,246,548 and made a return of capital of $2,508,375.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in Stamford, Connecticut. As of June 30, 2020, the minimum total rental commitments under non-cancelable leases are as follows:

Years Ending June 30,	Rent Commitment
2021	148,412
2022	153,515
2023	142,671
2024	157,874
2025	159,469
Thereafter	225,914
Total	$ 987,855

The office space lease contains free rent and escalating rent payments as indicated in the commitment table above. The lease expires on November 30, 2026, and the Company has the option to renew. Such renewal option is for one term of five years subject to written notice one year prior to the expiration of the initial lease term, and that no event of default has occurred.

During 2020, the Company recognized an initial right-to-use lease asset and equal and offsetting lease liability related to the Stamford leased office space totaling $729,724 using a 11.75% discount rate. These amounts exclude the effects of any renewal option feature included in the lease agreement.

Other Off-Balance Sheet Arrangements

In connection with its matched book trading activities, the Company had outstanding commitments to enter into forward starting reverse repos of $13.17 billion and had commitments to enter into forward starting repos of $11.64 billion as of June 30, 2020.

Clearing Corporation Guarantee

The Company is a member of FICC, a clearing organization that trades and clears securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

As a member of FICC, the Company is also subject to the Capped Contingency Liquidity Facility ("CCLF"). The CCLF could be triggered by the FICC if the default of a member firm left the FICC with

insufficient cash to meet its obligations to non-defaulting members, after exhausting all other liquidity resources. If invoked, the CCLF would require members to enter into overnight reverse repurchase agreements with the FICC to meet FICC's funding requirements. The CCLF commitment is calculated by the FICC based on membership size and trading volumes. The reverse repurchase agreement would mature with interest to the member once the FICC's liquidity resources are sufficient to meet its obligation. Management believes the possibility of a CCLF event to be remote but nonetheless monitors this exposure and incorporates it into daily liquidity management.

15. RELATED PARTY TRANSACTIONS

The Company advances funds to the Parent to assist in paying costs of the Parent, for which it will be reimbursed.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities.

At June 30, 2020, the Company had a net payable to the Parent of $1,322,348 which is included in Payable to Parent on the Statement of Financial Condition.

16. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At June 30, 2020, the Company's net capital calculated in accordance with Rule 15c3-1 was $180,279,635, which was $180,029,635 in excess of the required net capital of $250,000.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

17. SUBSEQUENT EVENTS

There were no subsequent events to note.

The Company evaluated subsequent events through August 21, 2020, the date the Statement of Financial Condition was issued.

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